Exhibit 99.144

Consent of Independent Auditor	Raymond Chabot Grant Thornton L.L.P. Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8

T 514-878-2691

WonderFi Technologies Inc.

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of WonderFi Technologies Inc. of our report dated April 27, 2022, relating to the consolidated financial statements of First Ledger Corporation Inc. which appears in the Business Acquisition Report included in Exhibit 99.120 incorporated by reference in this registration statement.

Chartered Professional Accountants

Montreal, Quebec, Canada

August 19, 2022